UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. 35)*

                       Boulder Growth & Income Fund, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   101507101
                                 (CUSIP Number)

                             Stephen C. Miller, Esq.
                              Krassa & Miller, LLC
                           2344 Spruce Street, Suite A
                             Boulder, Colorado 80302
                                 (303) 442-2156
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 25, 2010
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.|_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 101507101
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1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)

      Ernest Horejsi Trust No. 1B

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2.  Check the Appropriate Box if a Member of a Group (See Instructions)
      (A)
      (B)

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3.  SEC Use Only

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4.  Source of Funds (See Instructions)                WC OO

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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6.  Citizenship or Place of Organization              Alaska

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Number of                  7.       Sole Voting Power         7,695,913
                           -----------------------------------------------------
Shares Bene-
ficially                   8.       Shares Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    7,695,913
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
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11. Aggregate Amount Beneficially Owned by Each Reporting Person    7,695,913

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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13. Percent of Class Represented by Amount in Row (11)         30.19%

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14. Type of Reporting Person (See Instructions)       OO

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CUSIP No. 101507101
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)

      Stewart R. Horejsi

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2.  Check the Appropriate Box if a Member of a Group (See Instructions)
      (A)
      (B)

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3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)            Not applicable

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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6.  Citizenship or Place of Organization          United States

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Number of                  7.       Sole Voting Power           0
                           -----------------------------------------------------
Shares Bene-
ficially                   8.       Shares Voting Power         0
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power      0
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power    0
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person       0

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

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13. Percent of Class Represented by Amount in Row (11)           0%

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14. Type of Reporting Person (See Instructions)       IN

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                  Amendment No. 35 to Statement on Schedule 13D

     This amended statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Shares"), of Boulder Growth & Income Fund, Inc., a Maryland corporation (the "Company"). Items 3, 4 and 5 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), as the direct beneficial owner of the Shares, and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 3. Source and Amount of Funds or Other Consideration.

     No change except for the addition of the following:

     The total amount of funds required by the Trust to purchase the Shares as reported in Item 5(c) was $2,548,238.27. Such funds were provided by the Trust's cash on hand, inter-trust advances and margin borrowings under an account maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated.


Item 4. Purpose of Transaction.

     No change except for the addition of the following:

     The Trust purchased the shares reported in Item 5(c) of this statement in order to increase its equity ownership of the Company. Depending upon its evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.


Item 5. Interest in Securities of the Issuer.

     No change except for the addition of the following:

     (a) The Trust is the direct beneficial owner of 7,695,913 Shares, or approximately 30.19% of the 25,495,585 Shares outstanding as of November 30, 2009 according to information contained in the Company's annual report to stockholders. By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust. Mr. Horejsi disclaims all such beneficial ownership.

     (c) The table below sets forth Shares purchased by the Trust since January 14, 2010. Such purchases were effected by the Trust on the New York Stock Exchange.

-------------------------- -------------------------- --------------------------

           Date                   Number of Shares            Purchase Price

-------------------------- -------------------------- --------------------------
        1/14/2010                      2,000                      $5.86
---------------------------- -------------------------- ------------------------
        1/14/2010                      4,500                      $5.87
---------------------------- -------------------------- ------------------------
        1/14/2010                      4,000                      $5.85
---------------------------- -------------------------- ------------------------
        1/14/2010                        534                      $5.84
---------------------------- -------------------------- ------------------------
        1/14/2010                        100                      $5.83
---------------------------- -------------------------- ------------------------
        1/15/2010                      5,700                      $5.87
---------------------------- -------------------------- ------------------------
        1/15/2010                      2,000                      $5.86
--------------------------- -------------------------- -------------------------
        1/15/2010                     22,500                      $5.85
---------------------------- -------------------------- ------------------------
        1/15/2010                        100                      $5.84
---------------------------- -------------------------- ------------------------
        1/15/2010                     32,600                      $5.83
---------------------------- -------------------------- ------------------------
        1/15/2010                      8,700                      $5.82
---------------------------- -------------------------- ------------------------
        1/19/2010                     26,871                      $5.85
---------------------------- -------------------------- ------------------------
        1/19/2010                      5,100                      $5.84
---------------------------- -------------------------- ------------------------
        1/19/2010                      1,515                      $5.86
---------------------------- -------------------------- ------------------------
        1/20/2010                      8,500                      $5.86
---------------------------- -------------------------- ------------------------
        1/20/2010                      8,600                      $5.85
---------------------------- -------------------------- ------------------------
        1/20/2010                     16,500                      $5.84
---------------------------- -------------------------- ------------------------
        1/20/2010                      4,000                      $5.83
---------------------------- -------------------------- ------------------------
        1/20/2010                      9,400                      $5.89
---------------------------- -------------------------- ------------------------
        1/20/2010                      3,319                      $5.90
---------------------------- -------------------------- ------------------------
        1/20/2010                        200                      $5.88
---------------------------- -------------------------- ------------------------
        1/21/2010                     24,180                      $5.95
---------------------------- -------------------------- ------------------------
        1/21/2010                      9,000                      $5.94
---------------------------- -------------------------- ------------------------
        1/21/2010                     18,200                      $5.93
---------------------------- -------------------------- ------------------------
        1/21/2010                      5,000                      $5.96
---------------------------- -------------------------- ------------------------
        1/21/2010                      1,900                      $5.91
---------------------------- -------------------------- ------------------------
        1/21/2010                        900                      $5.92
---------------------------- -------------------------- ------------------------
        1/22/2010                      2,000                      $5.92
---------------------------- -------------------------- ------------------------
        1/22/2010                      5,000                      $5.89
---------------------------- -------------------------- ------------------------
        1/22/2010                      2,827                      $5.88
---------------------------- -------------------------- ------------------------
        1/22/2010                      2,200                      $5.85
---------------------------- -------------------------- ------------------------
        1/25/2010                     10,040                      $5.91
---------------------------- -------------------------- ------------------------
        1/25/2010                      5,400                      $5.92
---------------------------- -------------------------- ------------------------
        1/25/2010                      1,200                      $5.90
---------------------------- -------------------------- ------------------------
        1/25/2010                      2,000                      $5.89
---------------------------- -------------------------- ------------------------
        1/25/2010                        200                      $5.86
---------------------------- -------------------------- ------------------------
        1/26/2010                      3,000                      $5.89
---------------------------- -------------------------- ------------------------
        1/26/2010                     10,000                      $5.90
---------------------------- -------------------------- ------------------------
        1/26/2010                      5,000                      $5.88
---------------------------- -------------------------- ------------------------
        1/27/2010                      5,000                      $6.04
---------------------------- -------------------------- ------------------------
        1/27/2010                     10,000                      $6.02
---------------------------- -------------------------- ------------------------
        1/27/2010                      5,000                      $6.00
---------------------------- -------------------------- ------------------------
        1/27/2010                      5,000                      $5.95
---------------------------- -------------------------- ------------------------
        1/27/2010                      8,040                      $5.94
---------------------------- -------------------------- ------------------------
        1/28/2010                     15,000                      $6.00
---------------------------- -------------------------- ------------------------
        1/28/2010                      5,000                      $6.02
---------------------------- -------------------------- ------------------------
        1/28/2010                     11,500                      $6.01
---------------------------- -------------------------- ------------------------
        1/28/2010                      5,000                      $5.99
---------------------------- -------------------------- ------------------------
        1/28/2010                      7,000                      $5.98
---------------------------- -------------------------- ------------------------
        1/28/2010                      5,000                      $5.97
---------------------------- -------------------------- ------------------------
        1/28/2010                      5,000                      $5.93
---------------------------- -------------------------- ------------------------
        1/28/2010                      5,000                      $5.92
---------------------------- -------------------------- ------------------------
        1/29/2010                     20,800                      $6.06
---------------------------- -------------------------- ------------------------
        1/29/2010                     17,000                      $6.09
---------------------------- -------------------------- ------------------------
        1/29/2010                      6,900                      $6.08
---------------------------- -------------------------- ------------------------
        1/29/2010                      8,000                      $6.07
---------------------------- -------------------------- ------------------------
        1/29/2010                      2,400                      $6.00
---------------------------- -------------------------- ------------------------
        1/29/2010                        500                      $6.05
-------------------------- -------------------------- --------------------------
        1/29/2010                      7,680                      $6.10
-------------------------- -------------------------- --------------------------

                                    Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2010


                                             /s/ Stewart R. Horejsi
                                             -----------------------------------
                                             Stewart R. Horejsi



                                             /s/ Douglas J. Blattmachr
                                             -----------------------------------
                                             Douglas J. Blattmachr, as President
                                             of Alaska Trust Company, trustee of
                                             the Ernest Horejsi Trust No. 1B